SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   Curis, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    231269101
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Plaza
                                Dublin 2, Ireland
                                (353) 1-709-4000


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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 16, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  231269101
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      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

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      (4)         SOURCE OF FUNDS WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              3,775,230
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               None
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             3,775,230
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         None
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,775,230
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.8% (based on 31,720,838 shares of Common Stock outstanding on April 21, 2003, as reported in the Issuer's annual report of Form 10-Q for the fiscal quarter ended March 31, 2003,
                  plus 2,878,782 shares issued to Elan on May 16, 2003)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Common Stock, $0.01 par value, of Curis, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 61 Mouton Street, Cambridge, Massachusetts, 02138.

Item 2.  Identity and Background.

     This Schedule 13D is filed by Elan Corporation, plc, an Irish public limited company. Elan Corporation, plc's principal place of business is Lincoln House, Lincoln Place Dublin 2, Ireland. Elan Corporation, plc is a worldwide pharmaceutical company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) the citizenship or place of organization of each executive officer, director and controlling person of Elan.

     During the last five years, neither Elan nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     For the purposes of this Schedule 13D, Elan Corporation, plc and its subsidiaries are referred to as "Elan."

     Pursuant to a Securities Purchase Agreement dated July 18, 2001 (the "Purchase Agreement"), Elan International Services, Ltd., a Bermuda exempted limited liability company ("EIS") and wholly-owned subsidiary of Elan Corporation, plc, acquired (a) 546,448 shares of Common Stock, $0.01 par value, of the Issuer (the "Common Stock"), (b) 1,000 shares of Series A Convertible Exchangeable Preferred Stock, $0.01 par value, of the Issuer (the "Series A Preferred Stock") and (c) a warrant to purchase up to 50,000 shares of Common Stock (the "Warrant"). The aggregate purchase price, paid in cash, for the above-referenced securities was $16,015,000, $12,015,000 of which represented the purchase price for the Series A Preferred Stock and $4,000,000 which represented the purchase price for the shares of Common Stock and the Warrant. General corporate funds were used in acquiring the above-referenced securities.

     At the time of issuance, the Series A Preferred Stock accrued paid-in-kind dividends at an annual rate of 6.0%, compounded semi-annually, and was convertible at the option of the holder at any time after the third anniversary of its issuance and through July 18, 2007 into shares of Common Stock at a conversion price of $14.12, subject to customary antidilution adjustments.

     The Warrant was and is immediately exercisable for 50,000 shares of Common Stock, at an exercise price of $10.46 per share, subject to customary antidilution adjustments.

     Also pursuant to the Purchase Agreement, Elan Pharma International Limited, an Irish private limited liability company ("EPIL") and wholly-owned subsidiary of Elan Corporation, plc, purchased a convertible promissory note (the "Note") from the Issuer under which EPIL made advances of $4,660,371 in the aggregate. At the time of issuance, the Note accrued interest at an annual rate of 8% from the issuance date through July 18, 2005, and thereafter at 6%, compounded semi-annually (with interest not paid in cash but capitalized and added to principal on each compounding date). The Note had a six-year term and principal (including capitalized interest) and accrued and unpaid interest was convertible, at the holder's option, commencing July 18, 2003, into shares of Common Stock at a conversion price of $8.63 per share. As of December 31, 2002, $4,864,372 of principal (including capitalized interest) and accrued and unpaid interest was outstanding.

     At the time of entering into the Purchase Agreement, the Issuer and Elan formed a joint venture company, Curis Newco, Ltd. (the "Joint Venture"). In certain circumstances, the Series A Preferred Stock was exchangeable into securities of the Joint Venture.

     On May 16, 2003, Elan Corporation, plc, EIS, EPIL and the Issuer executed a Termination Agreement (the "Termination Agreement"), pursuant to which, among other things (i) certain agreements between Elan and the Issuer relating to the Joint Venture were terminated, (ii) EIS surrendered to the Issuer for cancellation all 1,000 shares of the Series A Preferred Stock and waived its right to receive payment of all mandatory paid-in-kind dividends with respect to the Series A Preferred Stock not theretofore paid, in consideration for the issuance by the Issuer to EIS of an aggregate of 2,878,782 shares of Common Stock, (iii) agreements affecting the securities were amended to remove certain restrictions on transfer, (iv) the Issuer repaid $1,500,000 of the Note, consisting of principal (including capitalized interest) and accrued and unpaid interest, (v) EPIL forgave $400,000 of the Note, consisting of principal (including capitalized interest) and accrued and unpaid interest and (iv) the Issuer issued an Amended and Restated Promissory Note (the "Amended and Restated Note") to EPIL in an aggregate principal amount of $3,000,000 that supersedes and replaces the Note in its entirety. The Amended and Restated Note matures on July 18, 2007 and bears interest at an annual rate of 6.0%, compounded semi-annually on each July 18 and January 14, commencing July 18, 2003. Accrued interest is capitalized and added to the principal amount outstanding on each compounding date. The Amended and Restated Note is convertible at any time after July 18, 2003 and prior to its maturity into that number of shares of Common Stock that is equal to the total amount of the outstanding principal (including capitalized interest) plus accrued and unpaid interest on the date of conversion divided by $10.00, subject to customary anti-dilution adjustments. On July 18, 2003, the amended and Restated Note will be convertible into 303,107 shares of Common Stock, subject to customary antidilution adjustments. The maximum number of shares of Common Stock that could be issued upon conversion of the Amended and Restated Note, if the Amended and Restated Note is converted immediately prior to maturity, is 384,028, subject to customary antidilution adjustments. If the Amended and Restated Note is held to maturity, the principal amount (including capitalized interest) plus accrued and unpaid interest will be payable, at the option of the Issuer, in cash or by the issuance of shares of Common Stock at fair market value.

Item 4.  Purpose of the Transaction.

     Elan acquired the securities pursuant to the Purchase Agreement for the purpose of making an investment in the Company and in connection with the Termination Agreement.

     The Amended and Restated Note is convertible into common stock at the option of EPIL at a conversion price of $10.00 per share, subject to customary antidilution adjustments. The number of shares of Common Stock into which the Amended and Restated Note may be converted is based upon the quotient obtained by dividing the outstanding principal (including capitalized interest) plus accrued and unpaid interest on the date of conversion by $10.00, subject to customary antidilution adjustments.

     The Warrant is exercisable for 50,000 shares of Common Stock at an exercise price of $10.46, subject to customary antidilution adjustments.

     The Issuer has granted to Elan certain registration rights for the shares of Common Stock held by Elan and for the shares of Common Stock issuable upon conversion of the Amended and Restated Promissory Note and upon exercise of the Warrant.

     Elan and the Issuer have agreed that for so long as EIS owns at least 5% of the shares of Common Stock and/or common stock equivalents of the Issuer, subject to the requirements of the General Corporation Law of the State of Delaware, EIS will have the right (which right is assignable by EIS and its assignees and transferees) to elect a representative to the vacancy on the Issuer's Board of Directors (the "Issuer Board"), which representative must be reasonably acceptable to the Issuer (such approval not to be unreasonably withheld or delayed), and, if no vacancy shall exist on the Issuer Board, upon the request of EIS, the Issuer Board will create a new directorship on the Issuer Board.

     Other than as set forth above, Elan has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Purchase Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof. The Purchase Agreement and the Termination Agreement are incorporated by reference herein.

Item 5.  Interest in Securities of Issuer.

     (a) Elan is the beneficial owner of 3,775,230 shares of Common Stock (including 300,000 shares of Common Stock issuable upon conversion of the Convertible Note and 50,000 shares issuable upon exercise of the Warrant), representing 10.8% of the outstanding shares of Common Stock (based on 31,720,838 shares of Common Stock outstanding on April 21, 2003, as reported in the Issuer's annual report on Form 10-Q for the fiscal quarter ended March 31, 2003, plus 2,878,782 shares issued to Elan on May 16, 2003).

     (b) Elan has the sole voting and dispositive power over 3,775,230 shares of Common Stock (including 300,000 shares of Common Stock issuable upon conversion of the Convertible Note and 50,000 shares issuable upon exercise of the Warrant).

     (c) See Items 3 and 4.

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships described in Item 6 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

1. Securities Purchase Agreement, dated July 18, 2001.(1)

2. Registration Rights Agreement, dated July 18, 2001.(2)

3. Warrant, dated July 18, 2001.(3)

4. Termination Agreement, dated May 16, 2003.(4)

5. Amended and Restated Promissory Note, dated May 16, 2003.(3)



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1    Filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the
     period ended June 30, 2001 (the "June 2001 10-Q") and incorporated by reference herein.

2 Filed as Exhibit 4.1 to the June 2001 10-Q and incorporated by reference herein.

3    Filed herewith.

4 Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed June 3, 2003 and incorporated by reference herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2003


                                  ELAN CORPORATION, PLC



                                  By: /s/ Liam Daniel
                                      ------------------------------
                                      Name:  Liam Daniel
                                      Title: Company Secretary

                                   SCHEDULE A

The (a) name, (b) state or other place of its organization, (c) principal business, (d) address of its principal business and (e) address of its principal office of Elan is set forth below:

         (a) Elan Corporation, plc, (b) Ireland, (c) a worldwide biopharmaceutical company, (d) Lincoln House, Lincoln Place, Dublin 2, Ireland, and (e) Lincoln House, Lincoln Place, Dublin 2, Ireland.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154 (c) President and Chief Executive Officer and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Company Secretary, and (d) Ireland.

4.   (a) Seamus Mulligan, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President, Business and Corporate Development, and (d) Ireland.

5. (a) Lars Ekman, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Research and Development, and (d) Sweden.

6. (a) Tim Wright, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Commercial Operations, and (d) United States.

7. (a) Paul Breen, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President Operations, and (d) Ireland.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin

     2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

                                  EXHIBIT INDEX

1. Securities Purchase Agreement, dated July 18, 2001.(1)

2. Registration Rights Agreement, dated July 18, 2001.(2)

3. Warrant, dated July 18, 2001.(3)

4. Termination Agreement, dated May 16, 2003.(4)

5. Amended and Restated Promissory Note, dated May 16, 2003.(3)




----------

1 Filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the "June 2001 10-Q") and incorporated by reference herein.

2 Filed as Exhibit 4.1 to the June 2001 10-Q and incorporated by reference herein.

3    Filed herewith.

4 Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed June 3, 2003 and incorporated by reference herein.